

August 8, 2012

<u>Via E-mail</u>
Edward H. Murphy
President and Chief Executive Officer
IZEA, Inc.
150 N. Orange Avenue
Suite 412
Orlando FL 32801

      **Re:    IZEA, Inc.**
               **Amendment No. 2 to Registration Statement on Form S-1**
               **Filed August 3, 2012**
               **File No. 333-181916**

Dear Mr. Murphy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Price Range of Common Stock, page 25

1. We note the significant changes in price of your common stock during the periods presented as well as in recent weeks. Please tell us why you believe there have been, and continue to be, significant changes in the price of your common stock.

You may contact Leigh Ann Shultz, Staff Accountant, at 202-551-3628 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments

Edward H. Murphy
IZEA, Inc.
August 8, 2012
Page 2

on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at 202-551-3367, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:  Spencer G. Feldman, Esq.